

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2014

Via E-mail
Paul M. Rady
Chief Executive Officer
Antero Resources Midstream, LLC
1615 Wynkoop Street
Denver, Colorado 80202

> **Re:** **Antero Resources Midstream LLC**
> **Registration Statement on Form S-1**
> **Response dated October 23, 2014**
> **File No. 333-193798**

Dear Mr. Rady:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 53

1. We note the revisions to your tabular calculation of dilution on page 53. Please explain to us why you now indicate that repaying the debt assumed from Antero that is captured in the historical financial statements is a decrease to net tangible book value per common unit. In this regard, it does not appear this transaction would be a change to net tangible book value since that debt was already included in the calculation of the predecessor's net tangible book value, and the act of repaying that debt (debiting debt and crediting cash) has no impact on net tangible book value. Similarly, please explain why your calculation of the increase in net tangible book value per common unit attributable to purchasers in the offering appears to capture more than the change in net tangible book value arising from the net proceeds. Revise as necessary.

Appendix A

Form of Amended and Restated Agreement of Limited Partnership of Antero Midstream
Partners, LP

2. We note your provision in the Agreement of Limited Partnership on page A-79 that "[if a] person does not obtain a judgment on the merits… such Partner or Person shall be obligated to reimburse the Partnership and its Affiliates for all fees, costs and expenses of every kind." Please include a discussion of this provision in your prospectus and tell us what consideration you gave to providing disclosure discussing the impact of this provision on shareholders.

You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director